UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date January 25, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

January 25, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE DATE OF ITS GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Bancolombia has determined to call the holders of its shares to the General Shareholders’ Meeting to be held on Friday, March 17, 2023.

The call notice with the proposed agenda of the meeting, the place in which it will be held, and any other information relevant for the shareholders, will be disclosed in the coming days.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950